

16021299

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carr, Riggs & Ingram Transaction Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1117 Boll Weevil Circle
(No. and Street)

Enterprise	AL	36330
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hilton Galloway (334)348-1309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo
(Name – *if individual, state last, first, middle name*)

201 East Fifth St, Ste 2100	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 17 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Carr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carr, Riggs & Ingram Capital Advisors, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



HOLLIS
EXPIRES
NOTARY
PUBLIC
MAY 29, 2017
ALABAMA STATE AT LARGE

Signature

Managing Member
Title

Notary Public

My Commission Expires
May 29, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carr, Riggs & Ingram Capital Advisors, LLC
Table of Contents
December 31, 2015


elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

Board of Directors
Carr, Riggs & Ingram Capital Advisors, LLC
Enterprise, Alabama

We have audited the accompanying statement of financial condition of Carr, Riggs & Ingram Capital Advisors, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in members' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carr, Riggs & Ingram Capital Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplemental Information contained in the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information contained in the Supplemental Schedule of Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 7 to the financial statements, members' equity as of December 31, 2014, has been restated to correct a misstatement.

Elliott Davis Decosimo, LLC

Cincinnati, Ohio
February 29, 2016

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Financial Condition

December 31,		2015
Assets		
Cash and cash eqivalents	$	262,041
Total assets	$	262,041
Liabilities		
Accounts payable	$	13,914
Deferred rent		200
Deferred revenues		8,315
Due to related company		240,142
Total liabilities		262,571
Members' Deficit		(530)
Total liabilities and members' deficit	$	262,041

See accompanying notes to financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Operations

Year ended December 31,		**2015**
Revenues		
Investment banking	$	491,493
Expenses		
Advertising and marketing		4,710
Computer expense		11,914
Consulting fees		9,480
Continuing education		805
Dues and subscriptions		7,022
Licensing and registration		33,269
Meals and entertainment		3,993
Office supplies		9,642
Other expenses		2,654
Postage		4,413
Professional fees		34,514
Records management		2,340
Rent		36,942
Retirement expense		6,727
Salaries and employee benefits		304,718
Taxes and licenses		19,770
Telephone expense		3,679
Travel		30,406
Total expenses		526,998
Net loss	$	(35,505)

See accompanying notes to financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Statement of Changes in Members' Deficit

Year ended December 31,		**2015**
Balance at December 31, 2014, as previously reported	$	390,828
Prior period adjustment		(13,808)
Balance at December 31, 2014, as restated		377,020
Distributions to members		(342,045)
Net loss		(35,505)
Balance at December 31, 2015	$	(530)

See accompanying notes to financial statements.

Year ended December 31,		**2015**
Cash Flows from Operating Activities:		
Net loss	$	(35,505)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase in accounts payable		13,914
Increase in deferred rent		200
Decrease in deferred revenues		(5,493)
Increase in due to related company		240,142
Net cash provided by operating activities		213,258
Cash Flows from Capital and Financing Activities:		
Distributions to members		(342,045)
Net cash used in capital and financing activities		(342,045)
Net Change in Cash and Cash Equivalents		(128,787)
Cash and Cash Equivalents, beginning of year		390,828
Cash and Cash Equivalents, end of year	$	262,041

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Carr, Riggs & Ingram Capital Advisors, LLC (the Company), a limited liability company organized in August 2010, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on November 10, 2011 upon obtaining its broker-dealer registration. During 2015 the Company changed its name from Carr, Riggs & Ingram Transaction Advisors, LLC to Carr, Riggs & Ingram Capital Advisors, LLC. The Company acts as an agent in merger and acquisition transactions and arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is generally computed based upon agreed-upon percentages of the sales price for the businesses sold by the Company, and is reported as revenue earned upon consummation of the sale transaction. Revenue from consulting projects is reported when earned. Revenue from commitment fees, generally paid in advance and credited against the final sales transaction fee, is recognized on the straight line method over the term of the contract, usually twelve months.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitations for Internal Revenue Service ("IRS") examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

The Company's policy is to record interest and penalties relating to taxes in interest expense on the financial statements. There were no significant interest or penalties related to taxes incurred as of year-end.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage limits.

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

NOTE 3 – LEGAL CONTINGENCIES

The Company was not aware of or involved in any current or pending legal actions during the reporting period.

NOTE 4 – RELATED PARTIES

A company where the members serve as principals provides related party consulting, analyst and other services. The Company paid $29,798 for these services during 2015. This related company also leases office space to the Company under a sublease on a month to month basis. Rent expense for 2015 totaled $2,500. The Company had outstanding obligations of $240,142 payable to this related party as of December 31, 2015.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had a tentative net deficit of $3,330, which was $21,021 below its required net capital of $17,691, and the Company's net capital ratio is -79.7 to 1. The Company filed a 17A-11 notification with FINRA on February 26, 2016 regarding this deficiency.

NOTE 6 – LEASES

The Company leases an office space in Montgomery, Alabama, under an agreement that expires in December 2016. The Company also leases an office space in Mooresville, North Carolina, under an agreement that expires in April 2016. Total rent expense on these leases was $34,442 in 2015.

As of December 31, 2015, the future minimum lease payments under these leases are as follows:

Year Ending	Amount
2016	$ 37,200

NOTE 7 – PRIOR PERIOD ADJUSTMENT

During 2015, the Company discovered financial statement errors that caused an understatement of December 31, 2014 deferred revenues and overstatement of members' equity of $13,808. Accordingly, this amount was adjusted to restate members' equity at the beginning of the year.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2015 through the date the financial statements were available to be issued. During this period, the Company received a capital contribution in the amount of $175,000 from Carr, Riggs & Ingram Capital, LLC. The Company did not have any other material recognizable subsequent events that required recognition in the disclosures to the December 31, 2015 financial statements.

Carr, Riggs & Ingram Capital Advisors, LLC
Supplemental Schedule of Computation for Determination of Reserves Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31,		2015
Net Capital		
Total members' equity	$	(530)
Deductions and/or charges:		
Non-allowable assets:		(2,800)
Net capital before haircuts on securities positions		(3,330)
Haircut on securities		-
Net capital	$	(3,330)
Aggregate Indebtedness	$	265,371
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	17,691
Net capital in excess of the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		(21,021)
Ratio: Aggregate indebtness to net capital		-7969%
Reconciliation with Company's Computation		
Net capital, as reported in Company's Focus Report Part II, as amended	$	(530)
Net audit adjustments		-
Net capital per above	$	(530)